20009141

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr. SE
(No. and Street)

Grand Rapids (City) MI (State) 49546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall L. Hansen 616-942-7680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

Cyclorama Bldg. 369 Franklin Street (Address) Buffalo (City) NY (State) 14202 (Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH TSIRONIS
~~Notary Public, Kent County, MI~~
My Commission Expires 5/14/2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS
Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Centennial Securities Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Centennial Securities Company, Inc. (the Company) as of December 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Adoption of ASU No. 2016-02

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for leases of longer than one year, and adopted Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842), effective January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The accompanying supplementary information as presented in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 2019.

February 25, 2020

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT:		
Cash and cash equivalents	$	804,113
Receivables:		
Commissions and clearing		321,927
Employee		93,792
Prepaid expenses		131,923
TOTAL CURRENT ASSETS		1,351,755
PROPERTY AND EQUIPMENT:		
Leasehold improvements		100,556
Furniture		440,521
		541,077
Less accumulated depreciation		(448,462)
NET PROPERTY AND EQUIPMENT		92,615
OTHER ASSETS:		
Right of use assets - office leases		901,000
Deposit with clearing organization		50,000
TOTAL OTHER ASSETS		951,000
	$	2,395,370

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with maturities fewer than 90 days. The Company held no cash equivalents at December 31, 2019.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to an allowance for bad debt based on its assessment of the current status of individual accounts. Accounts still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for bad debt and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary as of December 31, 2019.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Advisory Fees (RIA Income)

The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

Note 1 continued on next page

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Advisory Fees (continued)

For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investments and the customer's activities are known, which are usually monthly or quarterly.

Commissions

The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees (12b-1 Fees) from Mutual Funds

The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known, which are usually monthly or quarterly.

Principal Transactions (Net Dealer Inventory and Investment Gains)

For instruments in the form of corporate bonds, government bonds (treasuries), municipal bonds and certificates of deposit, the Company may find a seller for a client wishing to sell or buy such instruments and will execute the transaction through inventory accounts. The Company believes its performance obligation is the purchase or sale of securities to customers, and the transaction is fulfilled on the trade date.

Note 1 continued on next page

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liabilities Subordinated to Claims of General Creditors

The Company does not have any liabilities subordinated to claims of general creditors.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Major improvements and renewals are capitalized while maintenance and repairs generally are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are used to depreciate property and equipment:

Leasehold improvements	5-8 years
Furniture and equipment	5 years

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 1 continued on next page.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing these financial statements the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2020, the date the financial statements were available to be issued.

New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases*, that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset (ROU), representing the right to use the underlying asset for the lease term, and a lease liability, representing the present value of future lease payments. As of December 31, 2019, ROU assets and lease liabilities of $901,000 were recognized for office and equipment leases. The standard did not impact the Company's statements of income or changes in stockholders' equity. Refer to Note 9 for additional information and pertinent disclosures.

Other recently issued Accounting Standards Codification (ASC) guidance has either been implemented or is not significant to the Company.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, Inc. is a securities broker-dealer and is registered with the Securities and Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exempted regulatory provisions.

Note 2 continued on next page.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (CONTINUED)

Commissions and clearing organization receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan and northern Illinois.

NOTE 3 - CASH

Substantially all cash is on deposit with two financial institutions. At various times the Company's cash balances exceeds the Federally Insured limits. At December 31, 2019, the Company's institutional balances totaled $854,113 of which $354,113 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 4 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a collateral account with its clearing organization with a minimum market value of $50,000.

NOTE 5 - NOTES RECEIVABLE

A non-interest-bearing loan of $50,000 to a Company employee existed as of December 31, 2018. This note was forgiven during 2019.

NOTE 6 - INVESTMENT IN AFFILIATE

The Company had a 49% investment in Jim Roberts – Centennial Securities Advisory Services LLC at December 31, 2018. The Company has accounted for the investment under the equity method. The Company sold this investment during 2019, which resulted in a loss of $5,576.

NOTE 7 - RELATED PARTIES

C.S.C. II, Inc. owns an office building and leases office space to the Company pursuant to an arrangement that expires May 2023. Total rent amounted to $148,656 for the year ended December 31, 2019, and the lease details are included in Note 9 amounts. The Company has no ownership interest in C.S.C. II, Inc., however the stockholders of the Company are the same stockholders of C.S.C. II, Inc. The creditors of C.S.C. II, Inc. generally have no recourse against the credit of the Company.

The Company on occasion will advance commissions or cover expenses incurred by its financial advisors. Balances due from financial advisors under this arrangement were $93,792 at December 31, 2019.

NOTE 8 - LINE OF CREDIT

The Company has available a $150,000 line of credit with Chemical Bank. There were no borrowings against the line at December 31, 2019. The line bears interest at the bank's prime lending rate less 0.25% at December 31, 2019. The line of credit expires on June 10, 2021 and is secured by the unlimited guarantee of C.S.C. II, Inc. The Company's agreement with the bank also includes certain affirmative and negative covenants. The Company is in compliance with these covenants at December 31, 2019.

NOTE 9 - LEASES

The Company has operating leases for office space and equipment. At inception of arrangements with vendors, the Company determines whether the contract is or contains a lease based on each party's rights and obligations under the arrangement. At inception, any new additional operating lease liabilities and corresponding ROU assets are based on the present value of the remaining minimum rental payments. If the lease arrangement also contains non-lease components, the Company elected the practical expedient not to separate any combined lease and non-lease components for all lease contracts. For office leases, the remaining fixed minimum rental payments used in the calculation of the new lease liability include fixed payments and variable payments (if the variable payments are based on an index) over the remaining lease term.

Note 9 continued on next page